Exhibit 99.3

MESSAGE TO SHAREHOLDERS

On behalf of the team at Challenger Energy Corp., I am very pleased to provide you with a summary of our achievements in the first six months of 2006 and our go forward plan with Canadian Superior Energy Inc. (“Canadian Superior”, TSX, AMEX: SNG) to drill offshore Trinidad and Tobago on one of the best natural gas plays in the world, during the fourth quarter of 2006.  At June 30, 2006, the corporation was debt free, had $8.4 million in working capital and our cash position was $8.4 million.  During the first six months of 2006 we completed the raising $19.5 million in equity financing and funded $10.1 million towards our exploration activity in Trinidad and Tobago.  I would like to thank our shareholders for their support and we are committed to moving forward into 2006 and beyond with a conservative disciplined financial approach.  2006 will be an exciting year for us.

With the commencement of 2006, Challenger is poised to move forward pursuant to three notable agreements executed in November 2004, having established our core focus.

•      Challenger entered into a participation agreement as a non-competitive financial industry partner with Canadian Superior with respect to the development of Canadian Superior’s Intrepid “Block 5(c)” located offshore Trinidad.  Challenger will be funding one-third of Canadian Superior’s initial cost of drilling 3 wells off-shore Trinidad on Block 5(c) to obtain 25 percent of the revenue Canadian Superior earns from Block 5(c).

•      Challenger entered into a financial participation agreement with Canadian Superior to have the opportunity to participate with Canadian Superior on Canadian Superior’s Mayaro and Guayaguayare Bay lands located off-shore Trinidad.  Under this agreement Challenger may pay one-third of Canadian Superior’s costs related to 2 wells Canadian Superior may drill on the Mayaro and Guayaguayare block to receive 25 percent of Canadian Superior’s revenues from this block.

•      Challenger entered into a Farm-Out agreement, which has subsequently been amended, whereby Challenger has the opportunity to participate in Canadian Superior’s next Mariner test well, off-shore Nova Scotia.  To earn a 25 percent interest in Canadian Superior’s Mariner Block, Challenger may farm-in by paying one-third of the cost of the next Mariner well.  Challenger has the further right to participate on the same terms on Canadian Superior’s Marauder and Marconi Blocks, off-shore Nova Scotia.

TRINIDAD AND TOBAGO

We are pleased to report that on March 19, 2006, the operator of Block 5(c), Canadian Superior, entered into a firm multi-well drilling contract for the Kan Tan IV Semi-Submersible Offshore Drilling Rig

managed by A. P. Moller-Maersk (“Maersk”), (OMX:MAERSK B), of Copenhagen, Denmark and owned by Beijing Zhiyuan Industries Company Limited (“Beijing Zhiyuan”), of Beijing, China.  Beiing Zhiyuan, is a member of the SINOPEC Group of companies (NYSE: SNP).  Canadian Superior will be bringing this rig into Trinidad and Tobago with no other oil and gas companies involved in the contracting of this offshore drilling rig, at a very favorable day rate, honoured by Maersk and Beijing Zhiyuan, negotiated by Canadian Superior several months ago, as compared to day rates which have gone up considerably.  Trinidad and Tobago is a very economic and important source of North America’s natural gas supply.  This rig will commence drilling of two back-to-back wells for Canadian Superior and ourselves offshore Trinidad on “Intrepid” Block 5 (c) in the fourth quarter of 2006.

We are pleased to report that on May 10, 2006 we inspected the Kan Tan IV Offshore Drilling Rig in Brownsville, Texas, with senior officials of Maersk from Copenhagen where rig work is underway to retrofit the drilling rig.

Offshore Trinidad is a highly desirable oil and gas basin. Offshore Trinidad has multiple large exploration and development opportunities as evidenced by recent drilling successes in the Columbus Basin where Block 5(c) is located. It also has well developed, and developing, LNG facilities and capacity, and ready access to international markets. 80% of North America’s LNG is supplied from Trinidad, and some of the largest producing wells in the world are located in Trinidad.  15 of British Petroleum’s top 25 producing wells world-wide are located in Trinidad in close proximity to where we will be drilling.  In Trinidad and Tobago natural gas at the wellhead is currently selling near Henry Hub pricing.

Also, off the east coast of Trinidad British Petroleum has just put on production 800 mmcf/d of natural gas being produced by 4 wells from their new “Cannonball” discovery, evidencing the “World-Class” potential of our prospects.

The “Intrepid” Block 5(c) is comprised of 80,041 acres located about 96 kilometers (60 miles) off the east coast of the island of Trinidad with water depths in the range of 150 to 450 meters (500 to 1,500 feet) and all wells in Block 5(c) will be drilled from the semi-submersible drilling rig, with the first two wells in water depths of about 245 meters (800 feet).  These prospects have been estimated to potentially contain over 4 TCF of natural gas and condensate.  Structures of similar size are located in the immediate vicinity of “Intrepid” Block 5(c).

OFFSHORE NOVA SCOTIA

Also we are very excited about our prospects offshore Nova Scotia, which offer tremendous multi-zone opportunities and one of the drilling prospects has found gas and has reserves estimated to be up to 600 Bcf.

OTHER ACTIVITIES

Challenger Energy reports that it is pursuing participation in high impact opportunities in North Africa where we are currently accessing a number of oil and gas prospects.  In addition to this, work is currently underway to list the Company’s shares on an exchange in the United States.  We expect this listing, subject to regulatory approval, to be completed within the next 4 weeks.

OUTLOOK

Accordingly we are looking forward to proceeding further with a very exciting 2006.  We would again like to thank shareholders for your tremendous support!

Respectfully submitted on behalf of the Management, Staff and Directors of Challenger Energy Corp.:

Challenger Energy Corp.
Per:

Neil Mackenzie
President and Chief Executive Officer
August 14, 2006